77D Policies with respect to security investments

Liberty Tax-Managed Aggressive Growth Fund
Liberty Tax-Managed Value Fund
Liberty Tax-Managed Growth Fund
Liberty Tax-Managed Growth Fund II (Funds)

Pursuant to the Board of Trustees' approval, the Funds changed their investment strategy such that large-, mid-and small-cap stocks are defined to be stocks of companies similar in size to those companies in the internal benchmark index of each particular fund.